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                             May 27, 2021

       Shawn Leland, Pharm.D., R.Ph.
       Chief Executive Officer
       Elevation Oncology, Inc.
       888 Seventh Ave., 12th Floor
       New York, NY 10106

                                                        Re: Elevation Oncology,
Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 14,
2021
                                                            CIK No. 0001783032

       Dear Dr. Leland:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 14, 2021

       Prospectus Summary, page 1

   1. We note your response to prior comment 4. Please clarify whether additional clinical trials will be necessary
before a BLA can be submitted to the FDA for approval.
       Our lead program: NRG1 fusions, page 3

   2. We note your revised disclosure in response to prior comment 5. Please revise to include balancing disclosure
that an accelerated approval pathway may not lead to a faster development or
regulatory review or approval process and does not increase the likelihood that your product
candidate will receive marketing approval.
 Shawn Leland, Pharm.D., R.Ph.
Elevation Oncology, Inc.
May 27, 2021
Page 2
Optimized clinical trial and regulatory execution, page 100

3. We note your revised disclosure in response to prior comment 2. Please remove or revise statements that your clinical development strategy "helps address clinical development risks" and that you designed and operationalized the Phase 2 CRESTONE trial in an attempt to "proactively address risks and inefficiencies of clinical development," as these statements appear speculative and suggest that investors are afforded protection from loss.
Dyax, page 117

4. We note your revised disclosure in response to prior comment 14. Please revise to disclose the scope of the license. For example, please disclose whether you have an exclusive or non-exclusive license and whether you have worldwide rights to develop and commercialize or whether such rights are limited to a particular territory.
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christopher Edwards at 202-551-6761 with any other questions.



                                                              Sincerely,
FirstName LastNameShawn Leland, Pharm.D., R.Ph.
                                                              Division of
Corporation Finance
Comapany NameElevation Oncology, Inc.
                                                              Office of Life
Sciences
May 27, 2021 Page 2
cc:       Julia Forbess, Esq.
FirstName LastName